FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 10, 2020, announcing that Gilat Awarded Over $10 Million for a Five-Year Service Project for 4G Backhaul Services in Latin America.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 10, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Awarded Over $10 Million for a Five-Year Service Project
for 4G Backhaul Services in Latin America

Contract calls for providing coverage to half a million people in rural areas, with significant expansion potential valued at additional tens of millions of dollars over time

Petah Tikva, Israel, August 10, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces the award of over $10 Million for a five-year service project for 4G backhaul services in Latin America. The contract calls for providing coverage to half a million people in hundreds of sites in rural areas, with significant expansion potential valued at additional tens of millions of dollars over time.

Gilat is working closely with the government and the private sector to provide connectivity this year to hundreds of villages via the 4G network. Gilat is heavily engaged in supplying the population with broadband connectivity and access to applications such as e-health and e-education. Furthermore, four hundred additional villages are expected to be connected next year.

"This contract is an important milestone and a vote of confidence in Gilat's abilities to both improve internet speeds and extend coverage to hundreds of rural villages," said Adi Sfadia, Gilat's interim CEO. "Gilat is proud to play a significant role in closing the digital divide that is aligned with our vision to better the lives of people in Latin America as well as worldwide."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.  We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com